Filed Pursuant to Rule 433
Registration No. 333-133007
March 27, 2007

FREE WRITING PROSPECTUS
(To Prospectus Dated April 5, 2006 and
Prospectus Supplement Dated July 3, 2006)

HSBC USA Inc.
$[n]
International Equity Buffer Notes
Linked to an equally weighted basket of the Nikkei 225 StockSM Index, the Hang Seng China Enterprises IndexTM, the Dow Jones EuroStoxx50® Index and the iShares® MSCI Brazil Index Fund.

Terms used in this free writing prospectus are described or defined in the prospectus supplement and the prospectus. The notes offered will have the terms described in the prospectus supplement and the prospectus. The notes are 20% principal protected, and you may lose up to 80% of your principal.

•	Reference Asset:
An equally weighted basket of the Nikkei 225 SM Index (ticker: NKY) (the “NKY”), the Hang Seng China Enterprises Index TM (ticker: HSCEI) (the “HSCEI”), the Dow Jones EuroStoxx50® Index (ticker: SX5E) (the “SX5E”), and the iShares® MSCI Brazil Index Fund (ticker: EWZ) (the “EWZ”, and together with the NKY, the HSCEI and the SX5E, each a “Component” and together the “Components”).

•	Principal Amount:	$1,000 per note, subject to a minimum purchase of 1 note ($1,000).
•	Trade Date:	[March 27, 2007]
•	Pricing Date:	[March 28, 2007]
•	Original Issue Date:	[March 30, 2007]
•	Maturity Date:	3 business days after the observation date. The maturity date is subject to further adjustment as described herein.
•	Payment at Maturity:	For each note, the cash settlement value.
•	Cash Settlement Value:	You will receive a cash payment on the maturity date that is based on the basket return (as described below):
-
If the basket return is positive, you will receive 100% of the original principal amount plus the product of (i) the original principal amount multiplied by (ii) the basket return multiplied by the upside participation rate.

		-	If the basket return is between 0% and -20%, you will receive 100% of the original principal amount; and
-
If the basket return is less than -20%, you will lose 1% of the original principal amount for each percentage point that the basket return is below -20%. For example, if the basket return is -30%, you will suffer a 10% loss and receive 90% of the original principal amount.

•	Upside Participation Rate:	100%.
•	Initial Value:	With respect to the NKY, [n]; with respect to the HSCEI, [n]; with respect to the SX5E, [n]; and with respect to EWZ, [n]
•	Final Value:
With respect to NKY, HSCEI and SX5E, the official closing level as calculated and published by the relevant reference sponsor (as defined below) as of the observation date and, with respect to EWZ, the official closing price of one share of EWZ as of the observation date.

•	Component Return:
With respect to a component, the quotient, expressed as a percentage, of (i) the final value of such component minus the initial value of such component divided by (ii) the initial value of such component, expressed as a formula:

•	Basket Return:
The arithmetic average, expressed as a percentage, of the component return of the NKY, the component return of the HSCEI, the component return of the SX5E and the component return of the EWZ, each determined on the observation date for that component, expressed as a formula:

Where,
RNKY is the component return for the NKY as determined on the observation date;
RHSCEI is the component return for the HSCEI as determined on the observation date;
RSX5E is the component return for the SX5E as determined on the observation date; and
REWZ is the component return for the EWZ as determined on the observation date .
•	Observation Date:
[March 28, 2011] or if that date is not a scheduled trading day (as defined below) with respect to a component, the following scheduled trading day for such component, subject to adjustment as described herein.

•	Form of notes:	Book-Entry.
•	CUSIP and ISIN:	[n] and [n].
•	Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
•	Agent’s Discount:	TBD

Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-4 of this document and page S-3 of the product supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.
The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.
We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

HSBC SECURITIES (USA) INC.
March 27, 2007

SUMMARY

General Terms

This free writing prospectus relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a single reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006 and the prospectus supplement dated July 3, 2006. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-4 of this free writing prospectus and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc., the agent or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

•	the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000110465906045146/a06-14758_3424b2.htm

•	the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

On the maturity date, we will pay you the cash settlement value, which is an amount in cash based on the basket return, as described below:

•
If the basket return is positive, you will receive 100% of the original principal amount plus the product of (i) the original principal amount multiplied by (ii) the basket return multiplied by the upside participation rate.

•	If the basket return is between 0% and -20%, you will receive 100% of the original principal amount; and

•
If the basket return is less than -20%, you will lose 1% of the original principal amount for each percentage point that the basket return is below -20%. For example, if the basket return is -30%, you will suffer a 10% loss and receive 90% of the original principal amount.

Interest

The notes will not bear interest.

FWP-2

Expenses

We estimate that we will spend approximately $[5,000] for printing, trustee and legal fees and other expenses allocable to the offerings.

Market Disruption Event

If the observation date is not a scheduled trading day with respect to a component, then the observation date with respect to that component will be the next day that is a scheduled trading day with respect to that component. If a market disruption event (as defined below) exists with respect to a component on the observation date, then the observation date for that component will be the next scheduled trading day for that component on which a market disruption event does not exist with respect to that component. For the avoidance of doubt, if no market disruption event exists with respect to a component on the observation date for that component, the determination of that component’s final value will be made on the observation date, irrespective of the existence of a market disruption event with respect to one or more of the other components. If a market disruption event exists with respect to a component on eight consecutive scheduled trading days for that component, then that eighth scheduled trading day will be the observation date for that component, and the calculation agent will determine the final value of that component on that date in good faith and in its sole discretion. If the observation date for any component is postponed, then the maturity date will also be postponed until the third business day following the postponed observation date for that component and no interest will be payable in respect of such postponement.

“Market disruption event” means, with respect to a component, any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(a) the occurrence or existence of a condition specified below at any time:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise, (A) if applicable, relating to shares of a component, (B) relating to securities that comprise 20 percent or more of the value of any component or of an underlying index of a component, as the case may be, or (C) in futures or options contracts relating to any component or the underlying index of a component, as the case may be, on any related exchange; or

(ii) any event (other than any event described in (b) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A), if applicable, to effect transactions in, or obtain market values for shares of a component, (B) to effect transactions in, or obtain market values for securities that comprise 20 percent or more of the value of any component or of an underlying index of a component, as the case may be, or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to any component or the underlying index of a component, as the case may be, on any relevant related exchange; or

(b) the closure on any scheduled trading day of any relevant exchange relating to, if applicable, shares of a component or relating to securities that comprise 20 percent or more of the value of any component or of an underlying index of a component, as the case may be, or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day.

“Related exchange” means, with respect to a component, each exchange or quotation system on which futures or options contracts relating to such component or the underlying index of such component, as the case may be, are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to such component or the underlying index of a component, as the case may be, has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such component or the underlying index of such component, as the case may be, on such temporary substitute exchange or quotation system as on the original related exchange).

FWP-3

“Relevant exchange” means, with respect to a component, any exchange on which shares of such component or securities then included in such component or the underlying index of such component trade, as the case may be.

“Scheduled closing time” means with respect to a relevant exchange or a related exchange, the scheduled weekday closing time on any scheduled trading day of the relevant exchange or related exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” means, with respect to a component, any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for shares of such component or each security then included in such component or the underlying index of such component, as the case may be.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

RISK FACTORS

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the components comprising the reference asset or the securities comprising any of the components. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

As you review “Risk Factors” in the accompany prospectus supplement, you should pay particular attention to the following sections:

•	“— Risks Relating to All Note Issuances”;

•	“— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset”; and

•	“— Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset”.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Fully Principal Protected and You May Lose Up to 80% of Your Initial Investment.

The notes are not fully principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the basket return is below -20%. In that event, you will lose 1% of the original principal amount for each percentage point that the basket return is below -20%. Accordingly, you may lose up to 80% of your initial investment in the notes.

Decreases in One or More Components May Reduce the Benefit of Any Increases in Other Components.

Your return on the notes will not reflect the full performance of the components during the term of the notes. Since the basket return is based on the arithmetic average of the component returns of the components, a negative component return with respect to one component will offset superior component returns, if any, with respect to the other components.

FWP-4

The Formula for Determining the Cash Settlement Value Does Not Take Into Account Changes in the Value of the Components Prior to the Observation Date.

The calculation of the cash settlement value will not reflect changes in the value of the components prior to the observation date. The calculation agent will calculate the cash settlement value based upon the final value of each component as of the observation date.

An Investment in the Notes is Subject to Risks Associated with the Asian Securities Markets.

Because the stocks included in the NKY and the HSCEI are publicly traded in the applicable Asian countries and are denominated in currencies other than U.S. dollars, investments in the notes involve particular risks. For example, the Asian securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the issuers of stocks included in the NKY and the HSCEI will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of the stocks included in the NKY and the HSCEI may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

An Investment in the Notes is Subject to Risks Associated with the Brazilian Securities Markets.

The stocks included in the MSCI Brazil Index (the “Underlying Index”) and that are generally tracked by the EWZ have been issued by companies in Brazil. Although the market price of shares of the EWZ is not directly tied to the value of the underlying index or the trading price of the stocks that comprise the underlying index, the trading price of shares of the EWZ is expected to correspond generally to the value of publicly traded equity securities in the aggregate in the Brazilian equity market, as measured by the underlying index. This means that the trading price of shares of the EWZ is expected to be affected by factors affecting the Brazilian equity market.

Investments in securities linked to the value of Brazilian equity market involve certain risk. The Brazilian markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there is generally less publicly available information about Brazilian companies than about U.S. companies, and Brazilian companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies.

Events Involving the Companies Included in the MSCI Brazil Index.

General economic conditions and earnings results of the companies in the Underlying Index and real or anticipated changes in those conditions or results, may affect the value of the shares of the EWZ and the market value of the notes. In addition, if the dividend yield on shares of the EWZ increases, we expect that the value of the notes may decrease because the cash settlement value you will receive at maturity will not reflect the value of such dividend payments. Conversely, if the dividend yield on the shares of the EWZ decreases, we expect that the market value of the notes may increase.

FWP-5

The Value of Shares of the EWZ May Not Completely Track the Value of the MSCI Brazil Index.

Although the trading characteristics and valuations of shares of the EWZ will usually mirror the characteristics and valuations of the underlying index, the value of the shares of the EWZ may not completely track the value of the underlying index. The EWZ will reflect transaction costs and fees that are not included in the calculation of the underlying index. Additionally, because the EWZ does not actually hold all of the stocks that comprise the underlying index but invests in a representative sample of securities which have a similar investment profile as the stocks that comprise the underlying index, the EWZ will not fully replicate the performance of the underlying index.

Tax Treatment.

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the components. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts. Because of the uncertainty regarding the tax treatment of the notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “Certain U.S. Federal Income Tax Considerations.”

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustration purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the value of the components relative to their respective initial values. We cannot predict the final value of any component on the observation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial values of the components used in the illustrations below are not the actual initial values of the components. You should not take these examples as an indication or assurance of the expected performance of the components or the reference asset.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $10,000 investment in the notes. These examples assume that the notes are held to maturity, that the participation rate is equal to 100%, and that if the basket return is below -20%, the cash settlement value will be equal to 100% of principal minus 1% of principal for each percentage point that basket return is below -20%.

Example 1: All four of the components decline slightly in value over the term of the notes.
Observation Dates	NKY	HSCEI	SX5E	EWZ
Initial Values	16,500.13	6,709.42	4,100.00	46.00
Final Values	14,560.05	6,545.61	3,991.76	35.63
Component Returns	-11.76%	-2.44%	-2.64%	-22.54%
Basket Return:			-9.85%
Cash Settlement Value:			$10,000

Here, the basket return is -9.85%.

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Because the basket return is negative, but is not less than -20%, the cash settlement value equals the original principal amount of the note. Accordingly, at maturity, the cash settlement value in this example would equal $10,000.

Example 1 shows that you are assured the return of your principal investment where, on average, the four components experience a decrease of no greater than 20% in their combined values. Nonetheless, receipt of only the original principal amount at maturity may be less than the rate that you would have received from a conventional debt security.

Example 2: Overall, the components increase in value over the term of the notes despite a small negative return of one component.
Observation Dates	NKY	HSCEI	SX5E	EWZ
Initial Values	16,420.66	6,705.34	4,100.00	46.00
Final Values	27,507.06	6,250.97	4,593.23	47.90
Component Returns	67.51%	-6.78	12.03%	4.12%
Basket Return:			19.22%
Basket Return x Upside Participation Rate:			19.22%
Cash Settlement Value:			$11,922.00

Here, the basket return is 19.22%.

Because the basket return is positive, the cash settlement value equals 100% of the original principal amount plus the product of (i) the original principal amount multiplied by (ii) the basket return multiplied by the upside participation rate. Accordingly, at maturity, the cash settlement value in this example would equal $10,000 plus $10,000 multiplied by 19.22%. Therefore, the notes would pay $11,922 at maturity.

Example 2 shows that any decrease in the value of one or two components may be offset by a larger increase in the other component or components. Example 2 also illustrates how a positive basket return is magnified by the leveraging feature of the upside participation rate.

Example 3: Three components suffer from a significant negative component return, thereby reducing the benefit to you of the positive component return of the fourth component.
Observation Dates	NKY	HSCEI	SX5E	EWZ
Initial Values	16,420.38	7,802.26	4,100.00	46.00
Final Values	7,813.41	7,829.80	3,140.60	26.69
Component Returns	-52.42%	0.35%	-23.40%	-41.97%
Basket Return:			-29.36%
Cash Settlement Value:			$9,064

Here, the basket return is -29.36%.

Because the basket return is less than -20%, the cash settlement value results in 1% of principal loss for each percentage point that the basket return is less than -20%. Accordingly, at maturity, the cash settlement value in this example would equal $10,000 multiplied by 90.64% (i.e. 100% - 9.36%). Therefore, the cash settlement value with respect to an original principal amount of $10,000 would be $9,064.

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Example 3 shows that the negative component return of one or more components can reduce or negate the benefit of any positive component return of the other component or components. Example 3 also shows that a significant negative basket return may result in loss of up to 80% of an investor’s initial investment in the notes, but that the 20% principal protection allows the basket return to be negative (from 0 to -20%) before any of the initial investment in the notes is lost.

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Sensitivity Analysis - Hypothetical payment at maturity for each $10,000 principal amount of notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the basket return) on a $10,000 note for a hypothetical range of performance for the basket return from -100% to +100%. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Assumptions:

•	Principal Amount:	$10,000

•	Upside Participation Rate:	100% if the basket return is positive

•	Partial Principal Protection:	The initial -20% of a negative basket return

•	Basket Performance:	100% to -100%

Performance of the Basket	Performance of the Notes
Basket Return	Upside Participation Rate	Return on the Notes (%)	Payment at Maturity
100.00%	100%	100.00%	$20,000
90.00%	100%	90.00%	$19,000
80.00%	100%	80.00%	$18,000
70.00%	100%	70.00%	$17,000
60.00%	100%	60.00%	$16,000
50.00%	100%	50.00%	$15,000
40.00%	100%	40.00%	$14,000
30.00%	100%	30.00%	$13,000
20.00%	100%	20.00%	$12,000
10.00%	100%	10.00%	$11,000
0.00%	0%	0.00%	$10,000
-10.00%	0%	0.00%	$10,000
-20.00%	0%	0.00%	$10,000
-30.00%	0%	-10.00%	$9,000
-40.00%	0%	-20.00%	$8,000
-50.00%	0%	-30.00%	$7,000
-60.00%	0%	-40.00%	$6,000
-70.00%	0%	-50.00%	$5,000
-80.00%	0%	-60.00%	$4,000
-90.00%	0%	-70.00%	$3,000
-100.00%	0%	-80.00%	$2,000

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where each of the components has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

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DESCRIPTION OF THE COMPONENTS

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the reference asset, any component or any of the securities comprising any component. All disclosures contained in this free writing prospectus regarding the components, including their make-up, performance, method of calculation and changes in their components, are derived from publicly available information.

We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-25 in the accompanying prospectus supplement.

The Nikkei 225 StockSM Index

We have derived all information relating to the NKY, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. The information reflects the policies of and is subject to change by, Nihon Keizai Shimbun, Inc. (“NKS”). NKS has no obligation to continue to publish, and may discontinue publication of, the NKY. NKS is under no obligation to continue to publish, and may discontinue or suspend the publication of the NKY at any time.

The NKY is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. NKS first calculated and published the NKY in 1970. The NKY currently is based on 225 underlying stocks (the “Nikkei underlying stocks”) trading on the Tokyo Stock Exchange (the “TSE”) representing a broad cross-section of Japanese industries. All 225 Nikkei underlying stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. NKS rules require that the 75 most liquid issues (one-third of the component count of the NKY) be included in the NKY.

The 225 companies included in the NKY are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

- Technology - Pharmaceuticals, Electric Machinery, Automobiles, Precision Machinery, Telecommunications;

- Financials - Banks, Miscellaneous Finance, Securities, Insurance;

- Consumer Goods - Marine Products, Food, Retail, Services;

- Materials - Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous Metals, Trading House;

- Capital Goods/Others - Construction, Machinery, Shipbuilding, Transportation Equipment, Miscellaneous Manufacturing, Real Estate; and

- Transportation and Utilities - Railroads and Buses, Trucking, Shipping, Airlines, Warehousing, Electric Power, Gas.

The NKY is a modified, price-weighted index (i.e., a Nikkei underlying stock’s weight in the index is based on its price per share rather than the total market capitalization of the issuer) that is calculated by (i) multiplying the per-share price of each Nikkei underlying stock by the corresponding weighting factor for such Nikkei underlying stock (a “weight factor”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “divisor”). The divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened. The divisor was 24.289 as of March 23, 2007 and is subject to periodic adjustments as set forth below. Each weight factor is computed by dividing ¥50 by the par value of the relevant Nikkei underlying stock, so that the share price of each Nikkei underlying stock, when multiplied by its weight factor, corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the NKY are those reported by a primary market for the Nikkei underlying stocks (currently the TSE). The level of the NKY is calculated once per minute during TSE trading hours.

FWP-10

In order to maintain continuity in the NKY in the event of certain changes due to non-market factors affecting the Nikkei underlying stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the divisor used in calculating the NKY is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the NKY. Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Nikkei underlying stock, the divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable weight factor and divided by the new divisor (i.e., the level of the NKY immediately after such change) will equal the level of the NKY immediately prior to the change.

A Nikkei underlying stock may be deleted or added by NKS. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei underlying stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the “Seiri−Post” because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. In addition, a component stock transferred to the “Kanri−Post” (Posts for stocks under supervision) is in principle a candidate for deletion. Nikkei underlying stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by NKS. Upon deletion of a stock from the Nikkei underlying stocks, NKS will select a replacement for such deleted Nikkei underlying stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Nikkei underlying stocks. In such a case, an existing underlying stock with low trading volume and deemed not to be representative of a market will be deleted by NKS.

A list of the issuers of the Nikkei underlying stocks constituting the NKY is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by NKS.

License Agreement with Nihon Keizai Shimbun, Inc.

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices owned and published by NKS in connection with some securities, including the notes. The copyrights on “Nikkei 225” and the intellectual property rights and any other rights relating to labels such as “Nikkei” and “Nikkei 225” all belong to NKS. NKS may change the content of “Nikkei 225” and suspend publication thereof. The responsibility for executing the business matters pursuant to the licensing agreement shall rest solely with us and NKS shall not have any obligation or responsibility therefor.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the final value of the NKY on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter orders and balance supply and demand for the stock. The TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the NKY may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the NKY, and these limitations, in turn, may adversely affect the value of the notes.

FWP-11

Historical Performance of the NKY

The following table sets forth the quarterly high and low intraday levels, as well as end-of-quarter final values, of the NKY for each quarter in the period from January 1, 2003 through December 31, 2006 and for the period from January 1, 2007 through March 23, 2007. The closing level of the NKY on March 23, 2007 was 17,480.61. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical levels of the NKY should not be taken as an indication of future performance, and no assurance can be given that the level of the NKY will increase relative to the initial value during the term of the notes.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2003	8,829.06	7,824.82	7,972.71
June 30, 2003	9,188.95	7,603.76	9,083.11
September 30, 2003	11,160.19	9,078.74	10,219.05
December 31, 2003	11,238.63	9,614.60	10,676.64
March 31, 2004	11,869.00	10,299.43	11,715.39
June 30, 2004	12,195.66	10,489.84	11,858.87
September 30, 2004	11,988.12	10,545.89	10,823.57
December 31, 2004	11,500.95	10,575.23	11,488.76
March 31, 2005	11,975.46	11,212.63	11,668.95
June 30, 2005	11,911.90	10,770.58	11,584.01
September 30, 2005	13,678.44	11,540.93	13,574.30
December 30, 2005	16,445.56	12,996.29	16,111.43
March 31, 2006	17,125.64	15,059.52	17,059.66
June 30, 2006	17,563.37	14,045.53	15,505.18
September 30, 2006	16,414.94	14,437.24	16,127.58
December 31, 2006	17,301.69	15,615.56	17,225.83
January 1, 2007 through March 23, 2007	18,300.39	16,532.91	17,480.61

The Hang Seng China Enterprises IndexTM

We have derived all information relating to the HSCEI, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. The information reflects the policies of and is subject to change by, HSI Services Limited, a wholly-owned subsidiary of the Hang Seng Bank. HSI Services Limited has no obligation to continue to publish, and may discontinue publication of, the HSCEI. HSI Services Limited is under no obligation to continue to publish, and may discontinue or suspend the publication of the HSCEI at any time.

The HSCEI is compiled, published and managed by HSI Services Limited and was first calculated and published on August 8, 1994. The HSCEI was launched as a market-capitalization weighted index, consisting of all the Hong Kong listed H-shares of Chinese enterprises one year after the first H-share company was listed on the Stock Exchange of Hong Kong Ltd.. H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises. With the launch of the 200-stock Hang Seng Composite Index (“HSCI”) on October 3, 2001, the HSCEI became part of the Hang Seng Composite Index Series (the “HSCI Series”). Since then, constituents of the HSCEI comprise only the largest H-share companies which are included in the 200-stock HSCI. The HSCEI had a base index of 1,000 at launch, but on October 3, 2001 with the launch of the HSCI Series, the HSCEI was rebased with a value of 2,000 at January 3, 2000 to align with the HSCI Series. The HSCEI is reviewed semi-annually together with the HSCI Series. H-Share companies joining or leaving the HSCI are automatically included or excluded from the HSCEI.

To be included in the HSCI and be eligible for inclusion in the HSCEI, a stock must have a primary listing on the main board of the Stock Exchange of Hong Kong and the issuer must not have a secondary listing in Hong Kong, stocks listed on the Growth Enterprises Market, or preference shares, debt securities, or other derivatives. A stock is removed from the HSCI if (a) it had more than 20 trading days without turnover over the past 12 months, excluding days when the stock is suspended from trading, or (b) if the stock’s 12-month average market capitalization ranks fall to the 240th position or below. Stocks with less than one year listing history will be counted on a pro-rata basis. A stock is added to HSCI if (a) it has had less than 20 trading days without turnover over the past 12 months, excluding days when the stock is suspended from trading, and (b) the stock’s 12-month average market capitalization ranks rises to the 160th position or better. The number of constituent stocks in the HSCI is fixed at 200, so the next highest ranking stock will be added or the next lowest ranking constituents will be removed if the numbers of stocks that leave and join the HSCI are not the same.

FWP-12

The calculation methodology of the HSCEI changed on March 6, 2006 to a free float-adjusted market capitalization methodology. This free float adjustment aims to exclude from the HSCEI calculation long-term core shareholdings that are not readily available for trading. A free float-adjusted factor, which represents the proportion of shares that are free-floating as a percentage of issued shares, is now used to adjust the number of shares for index calculation. A 15% cap on individual stock weights is also applied to assure no one stock dominates the HSCEI.

License Agreement with HSI Services Limited

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices owned and published by HSI Services Limited in connection with some securities, including the notes.

The Hang Seng China Enterprises IndexTM (the “HSCEI Index”) is published and compiled by HSI Services Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name Hang Seng China Enterprises IndexTM is proprietary to Hang Seng Data Services Limited. HSI Services Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the HSCEI Index by HSBC in connection with the notes (the “Product”), BUT NEITHER HSI SERVICES LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON (i) THE ACCURACY OR COMPLETENESS OF THE HSCEI INDEX AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF THE HSCEI INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF THE HSCEI INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO THE HSCEI INDEX IS GIVEN OR MAY BE IMPLIED. The process and basis of computation and compilation of the HSCEI Index and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by HSI Services Limited without notice. TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HSI SERVICES LIMITED OR HANG SENG DATA SERVICES LIMITED (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE HSCEI INDEX BY HSBC IN CONNECTION WITH THE PRODUCT; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HSI SERVICES LIMITED IN THE COMPUTATION OF THE HSCEI INDEX; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE HSCEI INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALING WITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HSI SERVICES LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the Product in any manner whatsoever by any broker, holder or other person dealing with the Product. Any broker, holder or other person dealing with the Product does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on HSI Services Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and HSI Services Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

FWP-13

Historical Performance of the HSCEI

The following table sets forth the quarterly high and low intraday levels, as well as end-of-quarter closing levels, of the HSCEI for each quarter in the period from January 1, 2003 through December 31, 2006 and for the period from January 1, 2007 through March 23, 2007. The closing level of the HSCEI on March 23, 2007 was 9,487.51. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical levels of the HSCEI should not be taken as an indication of future performance, and no assurance can be given that the level of the HSCEI will increase relative to the initial value during the term of the notes..

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2003	2,261.74	1,989.75	2,187.04
June 30, 2003	2,775.84	2,016.66	2,726.43
September 30, 2003	3,416.15	2,643.64	3,221.21
December 31, 2003	5,048.71	3,228.87	5,020.18
March 31, 2004	5,440.75	4,434.53	4,778.13
June 30, 2004	5,053.89	3,501.95	4,291.02
September 30, 2004	4,701.59	3,949.46	4,649.66
December 31, 2004	5,020.07	4,429.21	4,741.32
March 31, 2005	5,166.97	4,460.95	4,792.77
June 30, 2005	4,914.65	4,485.45	4,861.87
September 30, 2005	5,541.76	4,791.09	5,227.28
December 30, 2005	5,384.13	4663.75	5,330.34
March 31, 2006	6,794.76	5,318.92	6,703.78
June 30, 2006	7,468.01	5,864.40	6,784.60
September 30, 2006	7,190.50	6,512.47	7,097.25
December 31, 2006	10,455.45	7,033.36	10,340.36
January 1, 2007 through March 23, 2007	10,877.99	8,426.81	9,487.51

The Dow Jones EURO STOXX 50 SM Index

We have derived all information relating to the SX5E, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. Such information reflects the policies of and is subject to change by, STOXX Limited. STOXX Limited has no obligation to continue to publish, and may discontinue publication of, the SX5E. STOXX Limited is under no obligation to continue to publish, and may discontinue or suspend the publication of the SX5E at any time.

The SX5E was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Group. Publication of the SX5E began on February 28, 1998, based on an initial SX5E value of 1,000 at December 31, 1991. The SX5E is reported daily in the financial pages of many major newspapers, on the Bloomberg Financial Service under the symbol “SX5E” and on the STOXX Limited website: http://www.stoxx.com. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

SX5E Composition and Maintenance

The SX5E is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXXSM Index, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard. The composition of the SX5E is reviewed annually in September, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the Dow Jones EURO STOXXSM Index.

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SX5E Calculation

The SX5E is calculated with the “Laspeyres formula”, which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the SX5E value can be expressed as follows:

Each component’s weight is capped at 10% of the SX5E’s total free-float market capitalization. Weights are reviewed quarterly. Within each of the SX5E market sector indices, the component stocks are ranked by free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding SX5E market sector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Any remaining stocks that are current SX5E components are added to the selection list. The stocks on the selection list are ranked by free-float market capitalization. In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components. Any remaining current components of the SX5E ranked between 41 and 60 are added as index components. If the component number is still below 50, then the largest stocks on the selection list are added until the index contains 50 stocks.

The divisor of the aforementioned formula is adjusted to maintain the continuity of the SX5E value across changes due to corporate actions such as the issuance of dividends, the occurrence of stock splits, stock repurchase by the issuer and other reasons.

License Agreement with STOXX Limited

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices owned and published by STOXX Limited in connection with some securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by STOXX Limited (including its affiliates) (collectively referred to as “STOXX Limited”). STOXX Limited has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the notes. STOXX Limited makes no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the SX5E to track general stock market performance. STOXX Limited has no relationship to us other than the licensing of the SX5E and the related trademarks for use in connection with the notes, which index is determined, composed and calculated by STOXX Limited without regard to us or the notes. STOXX Limited has no obligation to take our needs or the needs of the owners of the notes into consideration in determining, composing or calculating the SX5E. STOXX Limited is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. STOXX Limited has no liability in connection with the administration, marketing or trading of the notes.

STOXX LIMITED DOES NOT GUARANTY THE ACCURACY AND/OR THE COMPLETENESS OF THE SX5E OR ANY DATA INCLUDED THEREIN AND STOXX LIMITED SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. STOXX LIMITED MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC USA INC., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE SX5E OR ANY DATA INCLUDED THEREIN. STOXX LIMITED MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE SX5E OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STOXX LIMITED HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THE LICENSING AGREEMENT BETWEEN HSBC AND STOXX LIMITED IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE NOTES OR ANY THIRD PARTIES.

FWP-15

STOXX Limited and Dow Jones have no relationship to HSBC USA Inc., other than the licensing of the Dow Jones EURO STOXX 50 SM and the related trademarks for use in connection with the notes.

STOXX Limited and Dow Jones do not:

•	Sponsor, endorse, sell or promote the notes.

•	Recommend that any person invest in the notes or any other securities.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

•	Have any responsibility or liability for the administration, management or marketing of the notes.

•	Consider the needs of the notes or the owners of the notes in determining, composing or calculating the Dow Jones EURO STOXX 50SM or have any obligation to do so.

STOXX Limited and Dow Jones will not have any liability in connection with the notes. Specifically,

•	STOXX Limited and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

•	The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the Dow Jones EURO STOXX 50SM and the data included in the Dow Jones EURO STOXX 50SM;

•	The accuracy or completeness of the Dow Jones EURO STOXX 50SM and its data;

•	The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50SM and its data;

•	STOXX Limited and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50SM and its data;

•
Under no circumstances will STOXX Limited or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or Dow Jones knows that they might occur.

The licensing agreement between STOXX Limited and us is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

THE DOW JONES EURO STOXX 50SM INDEX IS PROPRIETARY AND COPYRIGHTED MATERIAL. THE DOW JONES EURO STOXX 50SM INDEX AND THE RELATED TRADEMARKS HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY HSBC USA INC. NEITHER STOXX LIMITED NOR DOW JONES & COMPANY, INC. SPONSORS, ENDORSEs OR PROMOTES THE NOTES BASED ON THE DOW JONES EURO STOXX 50® INDEX.

Historical Performance of the SX5E

The following table sets forth the quarterly high and low intraday levels, as well as end-of-quarter final levels, of the SX5E for each quarter in the period from January 1, 2003 through December 31, 2006 and for the period from January 1, 2007 through March 23, 2007. The final level of the SX5E on March 23, 2007 was 4,191.58. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given that the level of the SX5E will increase relative to the initial value during the term of the notes.

FWP-16

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2003	2551.47	1847.62	2036.86
June 30, 2003	2536.77	2033.12	2419.51
September 30, 2003	2654.30	2359.44	2395.87
December 31, 2003	2771.51	2382.76	2760.66
March 31, 2004	2965.15	2680.04	2787.49
June 30, 2004	2919.57	2630.21	2811.08
September 30, 2004	2842.81	2559.88	2726.30
December 31, 2004	2960.97	2727.76	2951.01
March 31, 2005	3117.77	2914.00	3055.73
June 30, 2005	3198.89	2911.48	3181.54
September 30, 2005	3438.76	3079.89	3428.51
December 30, 2005	3621.89	3212.07	3578.93
March 31, 2006	3881.69	3515.07	3853.74
June 30, 2006	3897.40	3379.66	3648.92
September 30, 2006	3921.15	3462.77	3899.41
December 31, 2006	4147.38	3858.87	4119.94
January 1, 2007 through March 23, 2007	4,278.22	3,906.15	4,191.58

iShares, Inc. and the iShares ® MSCI Brazil Index Fund

According to publicly available documents, the iShares ® MSCI Brazil Index Fund is one of numerous separate investment portfolios called “Funds” which make up iShares, Inc., a registered investment company. iShares, Inc. is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, iShares, Inc. files reports (including its Semi- Annual Report to Shareholders on Form N-CSRS for the six-month period ended February 28, 2006) and other information with the SEC.

iShares, Inc.’s reports and other information are available to the public from the SEC’s website at http://www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room at the location listed in the section “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus.

The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the aggregate in the Brazilian market, as measured by the MSCI Brazil Index. The MSCI Brazil Index consists of stocks traded primarily on the Bolsa de Valores de São Paulo. As of February 28, 2007, the MSCI Brazil Index’s five largest stocks were Petroleo Brasilerio—Preferred Shares, Companhia Vale do Rio Doce Preferred Class A Shares, Petroleo Brasilerio SA—Common Shares, American Depositary Receipts representing the common stock of Companhia Vale do Rio Doce and Banco Bradesco S.A. Preferred Shares.

The iShares® MSCI Brazil Index Fund uses a “Representative Sampling” strategy to try to track the MSCI Brazil Index, which means it invests in a representative sample of securities in the MSCI Brazil Index, which have a similar investment profile as the MSCI Brazil Index.

Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund’s top portfolio holdings can be found at www.iShares.com. Funds like the iShares® MSCI Brazil Index Fund that use Representative Sampling generally do not hold all of the securities that are included in the relevant underlying index. Fund fact sheets which provide information regarding the iShares® MSCI Brazil Index Fund’s top holdings may be requested by calling 1-800-iShares.

HSBC has not participated in the preparation of iShares, Inc.’s publicly available documents nor made any due diligence investigation or inquiry of iShares, Inc. in connection with the iShares® MSCI Brazil Index Fund or the offering of the notes. No representation is made that the publicly available information about iShares, Inc. or the iShares ® MSCI Brazil Index Fund is accurate or complete.

The notes represent obligations of HSBC only. iShares, Inc. is not involved in any way in this offering and has no obligation relating to the notes or to holders of the notes.

FWP-17

MSCI Brazil Index

The MSCI Brazil Index is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization of the Brazilian equity market. The MSCI Brazil Index was launched on December 31, 1987 at an initial value of 100.

The MSCI Brazil Index adjusts the market capitalization of index constituents for free float and targets for index inclusion 85% of free float-adjusted market capitalization in each industry group in Brazil. In order to maintain the representativeness of the MSCI Brazil Index, structural changes to the MSCI Brazil Index as a whole may be made by adding or deleting MSCI Brazil Index component securities.

Currently, such changes in the MSCI Brazil Index may only be made on four dates throughout the year: as of the close of the last business day of each February, May, August and November.

THE MSCI BRAZIL INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND YOUR RETURN ON THE NOTES, IF ANY, WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the MSCI Brazil Index: Underlying Stock Eligibility Criteria and Annual Ranking Review The selection of the companies and securities for the MSCI Brazil Index is based on the following guidelines:

(i) Define the equity universe of listed securities within Brazil;

(ii) Adjust the total market capitalization for each security for its respective free float available to foreign investors;

(iii) Classify the universe of securities into industry groups under the Global Industry Classification Standards (GICS);

and

(iv) Select securities for inclusion according to MSCI’s index construction rules and guidelines.

To determining the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI will then derive a “foreign inclusion factor” for the company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits. MSCI will then “floatadjust” the weight of each constituent company in the MSCI Brazil Index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of .15 or less will not be eligible for inclusion in the MSCI Brazil Index.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security. MSCI may add additional companies and securities to the MSCI Brazil Index or subtract one or more of its current companies and securities prior to the expiration date of the notes. Any such adjustments are made to the MSCI Brazil Index so that the value of the MSCI Brazil Index at the effective date of such change is the same as it was immediately prior to such change.

Each company’s securities is maintained with the objective of reflecting, on a timely basis, the evolution of Brazil’s equity markets. In maintaining the MSCI Brazil Index, emphasis is also placed on continuity, replicability and on minimizing turnover in the MSCI Brazil Index.

FWP-18

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index as promptly as they occur. The second category consists of quarterly index reviews aimed at promptly reflecting other significant market events. The third category consists of full MSCI Brazil Index review that systematically re-assess the various dimensions of the equity universe for Brazil and is conducted on a fixed annual timetable.

Ongoing event-related changes to the MSCI Brazil Index are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the index at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

The quarterly index review process is designed to ensure that the MSCI Brazil Index continues to be an accurate reflection of the evolving Brazilian equity marketplace. This is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI Brazil Index at the time of their actual occurrence and that should not wait until the annual index review due to their importance. These quarterly index reviews may result in additions and deletions of MSCI Brazil Index component securities from the MSCI Brazil Index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to securities may result from: the addition or deletion of securities due to the significant over- or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; the addition or deletion of securities resulting from changes in industry classification, significant increases or decreases in free float or relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; the replacement of securities resulting from the review of price source for securities with both domestic and foreign board quotations; and the addition or deletion of securities as a result of other market events.

Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature.

Changes in the number of shares are generally small changes in a security’s shares outstanding and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments, share buybacks or cancellations. The implementation of changes resulting from quarterly index reviews occurs on only three dates throughout the year: as of the close of the last business day of February, August and November. The results of the quarterly index reviews are announced at least two weeks prior to their implementation. The annual full MSCI Brazil Index review includes a reappraisal of the free float-adjusted industry group representation relative to the 85% target, a detailed review of the shareholder information used to estimate free float for constituent securities and non-constituent securities, updating the minimum size guidelines for new and existing constituent securities, as well as changes typically considered for quarterly index reviews. During a full index review, securities may be added or deleted from the MSCI Brazil Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for index changes during quarterly index reviews as discussed above. The results of the annual full index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day in May.

FWP-19

Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs. Index maintenance is reflected in the MSCI Brazil Index.

Historical Performance of the EWZ

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of the EWZ for each quarter in the period from January 1, 2003 through December 31, 2006 and for the period from January 1, 2007 through March 23, 2007. The final value of the EWZ on March 23, 2007 was $48.95. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical prices of the EWZ should not be taken as an indication of future performance, and no assurance can be given that the price of EWZ will increase relative to the initial value during the term of the notes.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2003	9.04	7.01	8.35
June 30, 2003	11.35	8.42	10.61
September 30, 2003	13.44	9.87	12.69
December 31, 2003	17.17	12.72	17.00
March 31, 2004	18.81	15.00	16.80
June 30, 2004	17.43	12.13	14.71
September 30, 2004	18.59	14.64	18.54
December 31, 2004	22.35	17.95	22.24
March 31, 2005	25.99	19.80	22.78
June 30, 2005	25.2	21.00	24.82
September 30, 2005	33.6	23.50	33.32
December 30, 2005	36.23	28.80	33.37
March 31, 2006	43.20	33.85	39.95
June 30, 2006	47.00	31.50	39.12
September 30, 2006	41.15	34.99	38.47
December 31, 2006	46.96	38.03	46.85
January 1, 2007 through March 23, 2007	49.98	39.80	48.95

FWP-20

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the indices. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above. For example, the notes could be treated as debt instruments that are “contingent payment debt instruments” for federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), prohibits the borrowing of money, the sale of property and certain other transactions involving the assets of plans that are qualified under the Code or individual retirement accounts (“IRAs”) and persons who have certain specified relationships to them. Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), prohibits similar transactions involving employee benefit plans that are subject to ERISA (“ERISA Plans”). Qualified Plans, IRAs and ERISA Plans are referred to as “Plans.”

Persons who have such specified relationships are referred to as “parties in interest” under ERISA and as “disqualified persons” under the Code. “Parties in interest” and “disqualified persons” encompass a wide range of persons, including any fiduciary (for example, an investment manager, trustee or custodian), any person providing services (for example, a broker), the Plan sponsor, an employee organization any of whose members are covered by the Plan, and certain persons related to or affiliated with any of the foregoing.

The purchase and/or holding of the notes by a Plan with respect to which the issuer is a fiduciary and/or a service provider (or otherwise is a “party in interest” or “disqualified person”) would constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless such notes are acquired or held pursuant to and in accordance with an applicable statutory or administrative exemption. The issuer and several of its subsidiaries are each considered a “disqualified person” under the Code or “party in interest” under ERISA with respect to many Plans, although the issuer is not a “disqualified person” with respect to an IRA simply because the IRA is established with HSBC Securities (USA) Inc. (“HSI”) or because HSI provides brokerage to the IRA, and the issuer cannot be a “party in interest” to any IRA other than certain employer-sponsored IRAs as only employer-sponsored IRAs are covered by ERISA.

FWP-21

Applicable exemptions may include certain prohibited transaction class exemptions (for example, Prohibited Transaction Class Exemption (“PTCE”) 84-14 relating to qualified professional asset managers, PTCE 96-23 relating to certain in-house asset managers, PTCE 91-38 relating to bank collective investment funds, PTCE 90-1 relating to insurance company separate accounts and PTCE 95-60 relating to insurance company general accounts.

It should also be noted that the recently enacted Pension Protection Act of 2006 contains a statutory exemption from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code for transactions involving certain parties in interest or disqualified persons who are such merely because they are a service provider to a Plan, or because they are related to a service provider. Generally, the exemption would be applicable if the party to the transaction with the Plan is a party in interest or a disqualified person to the Plan but is not (i) an employer, (ii) a fiduciary who has or exercises any discretionary authority or control with respect to the investment of the Plan assets involved in the transaction, (iii) a fiduciary who renders investment advice (within the meaning of ERISA and Section 4975 of the Code) with respect to those assets, or (iv) an affiliate of (i), (ii) or (iii). Any Plan fiduciary relying on this statutory exemption (Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code) and purchasing notes on behalf of a Plan will be deemed to represent that (x) the fiduciary has made a good faith determination that the Plan is paying no more than, and is receiving no less than, adequate consideration in connection with the transaction and (y) neither the issuer nor any affiliates of the Issuer directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) with respect to the assets of the Plan which such fiduciary is using to purchase the notes, both of which are necessary preconditions to utilizing this exemption.

Any purchaser that is a Plan is encouraged to consult with counsel regarding the application of the exemption or any other statutory or administrative exemption. A fiduciary of a Plan purchasing the notes, or in the case of certain IRAs, the grantor or other person directing the purchase of the notes for the IRA, shall be deemed to represent that its purchase, holding, and disposition of the notes will not constitute a prohibited transaction under ERISA or Section 4975 of the Code for which an exemption is not available.

A fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be subject to civil liability or civil penalties under ERISA. Code Section 4975 generally imposes an excise tax on disqualified persons who engage, directly or indirectly, in similar types of transactions with the assets of Plans subject to Section 4975.

In accordance with ERISA’s general fiduciary requirement, a fiduciary with respect to any ERISA Plan who is considering the purchase of the notes on behalf of such plan should determine whether such purchase is permitted under the governing plan document and is prudent and appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio. Plans established with, or for which services are provided by, the issuer or its affiliates should consult with counsel prior to making any such acquisition.

Certain employee benefit plans, such as governmental plans (as defined in Section 3(32) of ERISA) and, if no election has been made under Section 410(d) of the Code, church plans (as defined in Section 3(33) of ERISA), and other plans are not subject to Section 406 of ERISA or Section 4975 of the Code. However, such plans may be subject to the provisions of applicable federal, state, local or other laws, rules or regulations (“Similar Law”) materially similar to the foregoing provisions of ERISA or the Code. Fiduciaries of such plans should consider applicable Similar Law when investing in the notes. Each fiduciary of such a plan will be deemed to represent that the plan’s acquisition and holding of the notes will not result in a non-exempt violation of applicable Similar Law.

The sale of notes to a Plan or a Similar Plan is in no respect a representation by the issuer or any of its affiliates that such an investment meets all relevant legal requirements with respect to investments by Plans or Similar Plans generally or any particular Plan or Similar Plan, or that such an investment is appropriate for a Plan or Similar Plan generally or any particular Plan or Similar Plan.

DISCONTINUANCE OR MODIFICATION OF A COMPONENT

With respect to NKY, HSCEI and SX5E, if a reference sponsor (as defined below) discontinues publication of or otherwise fails to publish a component on any day on which that component is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute component that the calculation agent determines to be comparable to the discontinued component (the comparable component, the “successor component”), then that successor component will be deemed to be the component for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor component, the calculation agent will furnish written notice to us and the holders of the notes.

FWP-22

With respect to NKY, HSCEI and SX5E, if a component is discontinued or if a reference sponsor fails to publish the component and the calculation agent determines that no successor component is available at that time, then the calculation agent will determine the component level using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the observation date or (ii) a determination by the calculation agent that the component or a successor component is available. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

With respect to NKY, HSCEI and SX5E, if at any time the method of calculating the component or a successor component, or the value thereof, is changed in a material respect, or if the component or a successor component is in any other way modified so that, in the determination of the calculation agent, the value of that component does not fairly represent the value of the component or successor component that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a component value comparable to the value that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating the component or a successor component is modified so that the value of that component is a fraction of what it would have been if it had not been modified (e.g., due to a split in the component), then the calculation agent will adjust that component in order to arrive at a value of the component or the successor component as if it had not been modified (e.g., as if the split had not occurred). In that case, the calculation agent will furnish written notice to us and the holders of the notes.

Notwithstanding these alternative arrangements, discontinuance of the publication any of the components may adversely affect the value of, and trading in, the notes.

“Reference sponsor” means:

•	with respect to the NKY, Nihon Keizai Shimbun, Inc.;

•	with respect to the HSCEI, HSI Services Limited, a wholly-owned subsidiary of the Hang Seng Bank; and

•	with respect to the SX5E, STOXX Limited.

DELISTING OR SUSPENSION OF TRADING IN THE SHARES OF THE ISHARES® MSCI BRAZIL
INDEX FUND; TERMINATION OF THE ISHARES® MSCI BRAZIL INDEX FUND; AND
DISCONTINUATION OF MSCI BRAZIL INDEX

If the shares of the EWZ are delisted from, or trading of shares of the EWZ is suspended on, the New York Stock Exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to the shares of the EWZ (any such securities, the “Successor Shares”), the value of such successor shares will be substituted for all purposes. Upon any selection by the calculation agent of successor shares, the calculation agent will cause notice thereof to be furnished to the trustee, who will provide notice thereof to the registered holders of the notes.

If the shares of the EWZ are delisted from, or trading of the shares of the EWZ is suspended on, the New York Stock Exchange and successor shares that the calculation agent determines to be comparable to the shares of the EWZ are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, in it sole discretion, and the value of such successor or substitute security, as determined by the calculation agent in its sole discretion, will be substituted for all purposes. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to us and the trustee, who will provide notice thereof to the registered holders of the notes.

FWP-23

If the iShares® MSCI Brazil Index Fund is liquidated or otherwise terminated (a “Termination Event”), the final value of the shares of the EWZ on observation date will be determined by the calculation agent in its sole discretion. The calculation agent will cause notice of the Termination Event and calculation of the final value as described above to be furnished to us and the trustee, who will provide notice to registered holders of the notes.

If a Termination Event has occurred and MSCI discontinues publication of the MSCI Brazil Index and if MSCI or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the MSCI Brazil Index, then the value of the MSCI Brazil Index will be determined by reference to the value of that index, which we refer to as a “Successor Index.” Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the notes.

If a Termination Event has occurred and MSCI discontinues publication of MSCI Brazil Index and a successor index is not selected by the calculation agent or is no longer published from the date of the Termination Event up to and including the observation date, the value to be substituted for the MSCI Brazil Index on the observation date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the MSCI Brazil Index prior to any such discontinuance. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI Brazil Index may adversely affect trading in the notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the MSCI Brazil Index as described above, the successor index or value will be substituted for the MSCI Brazil Index for all purposes, including for purposes of determining whether a Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI Brazil Index may adversely affect the market value of the notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on the holder of notes, absent manifest error.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated cash settlement value due and payable in the same general manner as described in “Return on the Notes — Payment at Maturity” in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the observation date for purposes of determining the accelerated basket return. If a market disruption event exists with respect to a component on that scheduled trading day, then the observation date for that component will be postponed for up to eight scheduled trading days (in the same general manner used for postponing observation dates during the term of the notes). The accelerated maturity date will be the third business day following the accelerated observation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

FWP-24

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$[n]

International Equity Buffer Notes

Linked to an equally weighted basket of the
Nikkei 225 StockSM Index, the Hang Seng
China Enterprises IndexTM, the Dow Jones EuroStoxx50® Index and the iShares® MSCI
Brazil Index Fund.

March 27, 2007

FREE WRITING
PROSPECTUS

_______________ TABLE OF CONTENTS
Free Writing Prospectus
Summary	FWP-2
Risk Factors	FWP-4
Illustrative Examples	FWP-6
Description of the COMPONENTS	FWP-10
Certain U.S. Federal Income Tax Considerations	FWP-21
Certain ERISA Considerations	FWP-21
Discontinuance or Modification of a Component	FWP-22
Delisting or Suspension of Trading in the Shares of the iShares® MSCI Brazil Index Fund; Termination of the iShares® MSCI Brazil Index Fund; and Discontinuation of MSCI Brazil Index	FWP-23
Events of Default and Acceleration	FWP-24
Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-13
Description of Notes	S-14
Sponsors or Issuers and Reference Asset	S-25
Use of Proceeds and Hedging	S-26
Certain U.S. Federal Income Tax Considerations	S-26
Supplemental Plan of Distribution	S-38
Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations
Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59

FWP-25